Via EDGAR Submission

April 16, 2025

Office of Real Estate & Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Jeffrey Lewis
Shannon Menjivar
Stacie Gorman
Pam Long

Re: Globa Terra Acquisition Corp
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 27, 2025
CIK No. 0002043766

Dear Jeffrey Lewis, Shannon Menjivar, Stacie Gorman and Pam Long:

On behalf of Globa Terra Acquisition Corporation, a Cayman Islands exempted company (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 10, 2025, regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted to the Commission on January 27, 2025. For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing the Company’s Registration Statement on Form S-1 with the Commission through EDGAR (the “Registration Statement”), which reflects the Company’s responses to the Staff’s comments and certain updated information. All page references in the responses set forth below refer to page numbers in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1
Cover Page

1.	We note your response to prior comment 2. Please revise to address the incentives that Meteora and Meridien have to vote in favor of the combination.

Response:
The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement on the cover page and on pages 13-14, 53 and 128 in response to the Staff’s comment.

2.
We note your response to prior comment 3. We note that your independent directors will receive indirect interests in founder shares through membership interests in the sponsor as compensation for their services as directors. Please revise to disclose these ownership interests, as well as related conflicts of interest on the cover page.

Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the independent directors will receive founder shares from the Sponsor directly prior to the Company’s initial public offering.

The Company has revised the Registration Statement on pages 30 and 178 to reflect as such.

3.
We note your disclosure on the cover page in response to prior comment 7. Please also disclose whether the recapitalization or other mechanisms you may use to maintain the sponsor’s 20% ownership interest if you change the size of the offering may result in a material dilution of the purchasers’ equity interests, as required by Item 1602(a)(3) of Regulation S-K. In addition, please disclose the potential recapitalization or other mechanism and the extent to which it may result in material dilution where you discuss securities issuable to the sponsor in the tables on pages 6 and 114. See Item 1602(b)(6) of Regulation S-K.

Response:
The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement on pages 8 and 122 in response to the Staff’s comment.

Our Sponsor, page 6

4.
Describe the material terms of the sponsor’s agreement with Meridien that provide for the transfer of founder shares from the sponsor to Meridien. Please see Item 1603(a)(6) of Regulation S-K. We note that you already disclose that Meridien will be subject to transfer restrictions on page 8.

Response:
The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement on pages 13, 123 and 128 in response to the Staff’s comment.

5.
We note disclosure that your two independent directors have an indirect interest through the sponsor in all of the 7,187,500 founder shares held by the sponsor. This suggests that they may have a material interest in the SPAC sponsor. Please clarify, and provide disclosure required by Item 1603(a)(7).

Response:
The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement on pages 30 and 178 in response to the Staff’s comment. The Company clarifies that the three independent directors and certain members of the Company's management team will collectively receive 325,000 founder shares from  the sponsor.

Summary
Our Advisors, page 11

6.
We were not able to locate your response to prior comment 12 and reissue. Please clarify, here and on page 119, what services will be provided by each of the advisors and how the services of each are distinct. Also clarify whether Meteora will provide its services to the SPAC and Meridien will provide its services to the sponsor, consistent with each party’s responsibility to pay each advisor. If so, please discuss why the parties have independent advisors and whether this may create conflicts between the sponsor and SPAC and how such conflicts may be resolved. Please refer to Item 1603(a)(4) of Regulation S-K.

Response:
The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement on pages 13 and 127-128 in response to the Staff’s comment.

7.
Disclosure on page 11 indicates that the sponsor will transfer founder shares to Meridien at a later date. Please clarify when the transfer will take place and how the number of founder shares to be transferred will be determined. Clarify, if true, that unlike non-managing sponsor investors and independent directors who will hold interests in founder shares indirectly through the sponsor, Meridien will hold founder shares directly and have the ability to vote and dispose of the shares.

Response:
The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement on pages 8, 13, 123 and 128 in response to the Staff’s comment.

Risk Factors, page 56

8.
We note your disclosures provided in response to prior comment 15 under the risk factor caption “Our letter agreement . . . may be amended without shareholder approval” on page 77. Please add a separate risk factor and caption that directly address the risk that the sponsor may dispose of its interest in the company or otherwise withdraw as sponsor prior to the completion of a business combination.

Response:
The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement on page 82 in response to the Staff’s comment.

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If you have any questions regarding this submission, please contact Gil Savir at 212-318-6080.

Thank you for your time and attention.

Sincerely,
/s/ Gil Savir
Gil Savir
of PAUL HASTINGS LLP